

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2022

Jun Hong Heng
Chief Executive Officer
ECARX Holdings Inc.
16/F, Tower 2, China Eastern Airline Binjiang Center
277 Longlan Road
Xuhui District, Shanghai 200041
People's Republic of China

> **Re: ECARX Holdings Inc.**
> **Registration Statement on Form F-4**
> **Filed October 11, 2022**
> **File No. 333-267813**

Dear Jun Hong Heng:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4 filed October 11, 2022

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Combined Statement of Operations
For the Six Months Ended June 30, 2022, page 264

1. Please revise your presentation of the interim pro forma condensed combined statements of operations and the pro forma combined statements of operations for the year ended December 31, 2021 to include an autonomous entity adjustment column that gives effect to the spin-off of the businesses that were retained by Hubei ECARX VIE in connection with the VIE restructuring. We note that their respective operations will not be part of the on-going operations of ECARX and COVA, the combining entities.

Notes to Unaudited Condensed Consolidated Financial Statements
1. Summary of significant accounting policies
(b) Reorganization, page F-66

2.   Please identify the businesses which were subject to the restriction on foreign investment and "were spun off from the Group upon the completion of the restructuring" as set forth on the Supplementary Agreement of the Restructuring Framework Agreement (Exhibit 10.18).

3.   We note your deconsolidation of Hubei Dongjun Automotive Electronic Technology Co., Ltd and Suzhou Photon-Matrix Optoelectronics Technology Co., Ltd on pages F-31 and F-73 respectively. However, Section 1.2 of the Supplementary Agreement of the Restructuring Framework Agreement appears to indicate that Hubei ECARX's equity interests in those entities that were temporarily transferred to third parties were transferred back to you. Please help us understand your accounting treatment arising from such transfers.

4.   We note the disclosure on page F-85. With a view towards clarifying disclosure, please explain to us why you report Suzhou Tongjie Automotive Electronics Co., Ltd. as an "Entity which is under significant influence of the Company," notwithstanding that it was a business retained by Hubei ECARX VIE.

You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Robert Littlepage, Accounting Branch Chief, at 202-551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jeff Kauten, Staff Attorney, at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Shu Du